UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO FORM S-8
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

CAPITOL BANCORP LTD.
(Exact name of registrant as specified in its charter)

Michigan	38-2761672
(State or other jurisdiction	(IRS Employer
of incorporation or organization)	Identification No.)

200 N. Washington Sq., Lansing, MI 48933
(517) 487-6555
(Address, including zip code, and telephone number,
including area code, of Registrant's
principal executive offices)

CAPITOL BANCORP LTD. 2011 EQUITY INCENTIVE PLAN
(Full title of the plan)

Cristin K. Reid, Corporate President
Capitol Bancorp Ltd.
200 N. Washington Sq.
Lansing, MI 48933
(517) 487-6555
(Name, address and telephone number, including area code, of agent for service)

Copy to:
Phillip D. Torrence, Esq.
Honigman Miller Schwartz and Cohn, LLP
350 East Michigan, Suite 300
Kalamazoo, MI 49007-3800
(269) 337-7700

DEREGISTRATION OF SECURITIES

The Registration Statement on Form S-8 (Registration No. 333-182627) (the "Registration Statement") of Capitol Bancorp Ltd., a Michigan corporation, ("Capitol" or the "Corporation"), pertaining to the registration of 5,000,000 shares of Capitol's common stock, no par value per share (the "Common Stock") issuable pursuant to awards granted under the Capitol Bancorp Ltd. 2011 Equity Incentive Plan (the "Equity Incentive Plan") to which this Post-Effective Amendment No. 1 relates, was originally filed by the Corporation with the Securities and Exchange Commission on July 11, 2012.  This Post-Effective Amendment No. 1 is being filed in order to deregister all securities issuable under the Equity Incentive Plan remaining unsold under the Registration Statement.

As previously reported, Capitol and its affiliate Financial Commerce Corporation ("FCC") (collectively, the "Debtors") filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the Eastern District of Michigan (the "Bankruptcy Court").  On January 29, 2014, the Bankruptcy Court entered an order confirming the Amended Joint Liquidating Plan of Capitol Bancorp Ltd. and FCC (the "Plan") filed by the Registrant.  On February 3, 2014, the Plan became effective and as provided in the Plan, Capitol's common stock and other equity interests existing immediately prior to the Effective Date (including the shares and interests registered on the Registration Statement) were canceled and converted into solely the right to receive distributions, if any, in accordance with the Plan.  The Plan does not contemplate that distributions will be made on the Common Stock and Capitol expects that no such distributions will be made.

As a result, Capitol has filed this Post-Effective Amendment No. 1 with the Securities and Exchange Commission to remove from registration any unissued shares of Common Stock under the Equity Incentive Plan that were previously registered under the Registration Statement and to terminate the effectiveness of the Registration Statement.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lansing, State of Michigan, on March 3, 2014.

CAPITOL BANCORP LTD.

By:	/s/ Cristin K. Reid
Cristin K. Reid
Corporate President

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